Invictus MD Strategies Corp.
Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended October 31, 2017 and 2016

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102 “Continuous Disclosure Obligations”, Part 4, Subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Invictus MD Strategies Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

“Dan Kriznic”	“Aaron Bowden”

Dan Kriznic	Aaron Bowden
Director	Director

December 22, 2017

Invictus MD Strategies Corp.
Condensed interim consolidated statements of financial position
(in Canadian dollars)

		October 31,	January 31,
		2017	2017
	Notes	$	$
		(unaudited)
Assets
Current
Cash and cash equivalents		26,329,215	3,463,357
Accounts receivable	3	750,443	633,213
Prepaid expenses and other		287,548	90,414
Biological assets	4	258,252	–
Inventory	5	1,194,888	552,725
Loans receivable	6	880,150	955,150
		29,700,496	5,694,859

Investments	7	13,625,197	12,466,000
Property, plant and equipment	8	3,411,895	353,707
Intangible assets	9	42,228,205	1,160,385
Goodwill	10	3,401,489	–
Other assets	11	–	373,521
Total assets		92,367,282	20,048,472
Liabilities and shareholders' equity

Current liabilities
Bank indebtedness	12	–	91,144
Accounts payable and accrued liabilities	13	586,684	332,427
Note payable	14	–	2,000,000
		586,684	2,423,571

Deferred tax liability		10,566,400	–
Total liabilities		11,153,084	2,423,571

Shareholders' equity
Share capital	16	87,121,585	17,238,846
Contributed surplus		23,866,857	6,137,595
Deficit		(31,390,264)	(7,401,110)
Equity attributed to common shareholders		79,598,178	15,975,331
Non-controlling interest		1,616,020	1,649,570
Total shareholders' equity		81,214,198	17,624,901
Total liabilities and shareholders' equity		92,367,282	20,048,472

Nature of operations (Note 1)
Commitments (Note 20)
Subsequent events (Note 23)

Approved by the Board of Directors:

“Dan Kriznic”	“Aaron Bowden”
Dan Kriznic, Director	Aaron Bowden, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of operations and comprehensive loss
(Unaudited - in Canadian dollars)

		Three months ended		Nine months ended
			October 31,		October 31,
		2017	2016	2017	2016
	Notes	$	$	$	$

Revenue		622,326	523,116	1,682,205	1,916,221
Production costs		280,836	237,008	982,925	832,732
Gross margin before fair value adjustment		341,490	286,108	699,280	1,083,489
Unrealized fair value adjustment on growth of biological assets	4	698,234	–	698,234	–
Gross margin		1,039,724	286,108	1,397,514	1,083,489
Operating expenses
Sales and marketing		358,372	42,125	2,079,584	172,879
General and administrative	15	813,666	319,309	3,242,248	1,834,151
Research and development		10,855	7,146	10,855	7,164
Share-based compensation	16	1,195,329	490,126	5,687,085	490,126
Acquisition-related costs	16	–	–	3,229,830	–
Depreciation	8	231,617	10,966	232,758	21,049
		2,609,839	869,672	14,482,360	2,525,369
Loss from operations		(1,570,115)	(583,564)	(13,084,846)	(1,441,880)

Other income (expense)
Interest income (expense)		8,113	(92,800)	105,651	(92,800)
Foreign exchange gain (loss)		351	(45,964)	4,215	(1,212)
Loss on option to acquire agreements	11	(198,521)	(35,741)	(373,521)	(45,158)
Loss on write-off of loan receivable	6	(75,000)	–	(75,000)	–
Bargain purchase gain (loss)		–	327,092	–	(152,922)
Gain (loss) on sale of SunBlaster		–	29,673	–	(143,414)
Gain on sale of inventory		–	–	–	9,103
Equity income (loss) on investments	7	83,688	–	(32,803)	–
		(181,369)	182,260	(371,458)	(426,403)
Net loss before income tax		(1,751,484)	(401,304)	(13,456,304)	(1,868,283)
Deferred income tax expense		10,566,400	–	10,566,400	–
Net loss and comprehensive loss		(12,317,884)	(401,304)	(24,022,704)	(1,868,283)
Net loss and comprehensive loss attributed to
Common shareholders of the Company		(12,316,284)	(606,119)	(23,989,154)	(2,062,143)
Non-controlling interest		(1,600)	204,815	(33,550)	193,860
		(12,317,884)	(401,304)	(24,022,704)	(1,868,283)

Net loss per common share	17
Basic		(0.15)	(0.06)	(0.37)	(0.31)
Diluted		(0.15)	(0.06)	(0.36)	(0.31)
Weighted average number of common	17
shares outstanding
Basic		80,133,921	9,616,973	64,288,578	6,748,317
Diluted		81,469,833	9,616,973	65,864,595	6,748,317

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of changes in shareholders’ equity
(Unaudited - in Canadian dollars)

			Contributed	Equity portion of	Non-controlling
	Number of	Share capital	surplus	convertible debt	interest	Deficit	Total
	shares	$	$	$	$	$	$
Balance, January 31, 2016	4,033,429	3,875,263	384,539	68,361	2,203,178	(812,202)	5,719,139
Non-controlling interest	–	–	(133,083)	–	(466,917)	–	(600,000)
Dividends declared	–	–	–	–	–	(949,636)	(949,636)
Private placement	5,205,375	411,333	369,473	–	–	–	780,806
Share consolidation transaction fee	–	(4,375)	–	–	–	–	(4,375)
Shares issued per escrow agreement	1,139,275	–	–	–	–	–	–
Shares issued for Prestige Worldwide Holdings acquisition agreement	261,000	88,740	–	–	–	–	88,740
Reclassification	–	–	68,361	(68,361)	–	–	–
Share-based compensation	–	–	490,126	–	–	–	490,126
Net loss and comprehensive loss	–	–	–	–	(193,860)	(2,062,143)	(1,868,283)
Balance, October 31, 2016	10,639,079	4,370,961	1,179,416	–	1,930,121	(3,823,981)	3,656,517

			Contributed	Equity portion of	Non-controlling
	Number of	Share capital	surplus	convertible debt	interest	Deficit	Total
	shares	$	$	$	$	$	$
Balance, January 31, 2017	27,839,600	17,238,846	6,137,595	–	1,649,570	(7,401,110)	17,624,901
Shares and warrants issued for Acreage Pharms acquisition	20,000,000	36,800,000	3,130,768	–	–	–	39,930,768
Exercise of stock options	190,000	279,575	(127,575)	–	–	–	152,000
Exercise of warrants	1,513,758	2,518,485	(528,168)	–	–	–	1,990,317
Private placements	28,354,130	32,522,037	8,685,278	–	–	–	41,207,315
Share issuance costs	281,818	(5,269,358)	881,874	–	–	–	(4,387,484)
Shares issued for services rendered	2,000,000	3,032,000	–	–	–	–	3,032,000
Share-based compensation	–	–	5,687,085	–	–	–	5,687,085
Net loss and comprehensive loss	–	–	–	–	(33,550)	(23,989,154)	(24,022,704)
Balance, October 31, 2017	80,179,306	87,121,585	23,866,857	–	1,616,020	(31,390,264)	81,214,198

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of cash flows
(Unaudited - in Canadian dollars)

	Nine months ended October 31,
		2017	2016
	Notes	$	$

Operating activities
Net loss		(24,022,704)	(1,868,283)
Items not affecting cash
Fair value adjustment on growth	4	(698,234)	–
Share-based compensation	16	5,687,085	490,125
Depreciation	8	232,758	21,049
Interest expense		-	92,800
Loss on option to acquire agreements	11	373,521	–
Loss on write-off of loan receivable	6	75,000	–
Equity loss on investments	7	32,803	–
Deferred income tax expense		10,566,400	–
Changes in non-cash working capital balances
Decrease (increase) in accounts receivable	3	(47,292)	620,187
Decrease (increase) in prepaid expenses and other		(197,134)	25,795
Increase in biological assets	4	(4,013)	–
Decrease (increase) in inventory	5	(198,168)	43,272
Increase in accounts payable and accrued liabilities	13	187,430	108,158
Net cash used in operating activities		(8,012,548)	(466,897)
Investing activities
Proceeds on sale of SunBlaster, net		–	3,325,617
Acquisition of Acreage Pharms	10	(6,000,000)	–
Acquisition of Future Harvest		–	(600,000)
Purchase of property, plant and equipment	8	(1,404,778)	(174,263)
Purchase of intangible assets	9	(427,820)	(180,083)
Net cash provided by (used in) investing activities		(7,832,598)	2,371,271
Financing activities
Distribution to non-controlling interest members		–	(375,000)
Exercise of stock options	16	152,000	–
Exercise of warrants	16	1,990,317	–
Private placements	16	41,207,315	780,806
Share issuance costs	16	(2,547,484)	(4,377)
Decrease in bank indebtedness	12	(91,144)	(350,226)
Repayment of convertible loan		–	(300,000)
Repayment of note payable	14	(2,000,000)	–
Net cash provided by (used in) financing activities		38,711,004	(248,797)

Increase in cash and cash equivalents		22,865,858	1,655,577
Cash and cash equivalents, beginning of period		3,463,357	237,653
Cash and cash equivalents, end of period		26,329,215	1,893,230

Supplemental cash flow information (Note 21)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2017 and 2016
(Unaudited - in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “IMH”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTCBB. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 31, 2017 and 2016, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus MD” or the “Company”) and the Company’s interest in affiliated companies. The Company’s major subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s major investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

Invictus MD was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial s tatements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. In preparation of these unaudited condensed interim consolidated financial statements, the Company has consistently applied the same accounting policies disclosed in the Company’s audited annual consolidated financial statements for the year ended January 31, 2017, with the exception of the addition of biological assets and inventory, as described below.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on December 22, 2017.

Biological assets and inventory

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year. In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost to estimated net realizable value.

Basis of presentation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The notes presented in these unaudited condensed interim consolidated financial statements include, in general, only significant changes and transactions occurring since January 31, 2017. As such, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2017.

Basis of consolidation

These unaudited condensed interim consolidated financial s tatements comprise the financial statements of the Company and its subsidiaries, as presented below. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intercompany transactions and balances have been eliminated.

		Percentage equity interest
		October	January
		31, 2017	31, 2017
Greener Pastures Marihuana Dispensary Ltd.	BC, Canada	100%	100%
Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.)	BC, Canada	100%	100%
Vitaleaf Management Inc. (inactive)	BC, Canada	100%	100%
Prestige Worldwide Holdings Inc.	BC, Canada	100%	100%
Future Harvest Development Ltd.	BC, Canada	82.5%	82.5%
Acreage Pharms Ltd.	BC, Canada	100%	–
AB Laboratories Inc.	BC, Canada	33.33%	–
AB Ventures Inc.	BC, Canada	11.76%	–

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended October 31, 2017, and have not been applied in preparing these unaudited condensed interim consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	October 31,	January 31,
	2017	2017
	$	$
Trade accounts receivables	390,245	518,695
GST and taxes recoverable	267,405	97,771
Interest receivable (Note 6)	92,793	11,497
Other receivables	–	5,250
	750,443	633,213

4.	BIOLOGICAL ASSETS

	October 31,	January 31,
	2017	2017
	$	$
Balance, beginning of period	–	–
Purchases of clones	4,013	–
Changes in fair value less costs to sell due to biological transformation	698,234	–
Transferred to inventory upon harvest	(443,995)	–
Balance, end of period	258,252	–

The Company’s biological assets consist of cannabis plants. The significant assumptions used in determining the fair value of biological assets include:

•	Expected yield by strain of plant;
•	Wastage of plants;
•	Duration of the production cycle;
•	Percentage of costs incurred to date compared to the total costs expected to be incurred;
•	Percentage of costs incurred for each stage of plant growth; and
•	Market values less selling costs.

As at October 31, 2017, it is expected that the Company’s biological assets will yield approximately 67,000 grams (January 31, 2017: nil) of medical cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

5.	INVENTORY

	October 31,	January 31,
	2017	2017
	$	$
Dry cannabis
Finished goods	443,995	–
	443,995	–
Fertilizers and nutrients
Finished goods	65,466	153,345
Work-in-process	685,427	399,380
	750,893	552,725
	1,194,888	552,725

For the three and nine months ended October 31, 2017, the amount of inventory recognized in cost of sales was $257,528 and $894,361 respectively (2016: $217,338 and $757,701, respectively).

6.	LOANS RECEIVABLE

(a)

As at October 31, 2017, the Company has a loan receivable of $880,150 (January 31, 2017: $880,150) from a non-related party. The amount due is unsecured, bears interest at 12% per annum, and is due on demand. Included in accounts receivable is accrued interest receivable of $92,793 (January 31, 2017: $11,497).

(b)

As at October 31, 2017, the Company wrote-off a loan receivable totaling $75,000 from a non- related party to nil (January 31, 2017: $75,000). The amount due was unsecured, non-interest bearing, and was due on demand.

7.	INVESTMENTS

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Under the terms of the agreement, the Company acquired 33.33% of AB Labs for consideration of $7,000,000 and 2,400,000 common shares (issued with a fair value of $3,456,000).

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for consideration of $2,000,000 (paid). In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire an additional 36.66 common shares for $5,500,000. Upon payment of the $5,500,000, the Company will have been issued 49.99 c ommon s hares of AB Ventures, representing a 33.33% ownership interest. The Company and AB Ventures have agreed to use the proceeds to fund the purchase of land for, construction of, and application to Health Canada for approval of a facility for cultivation of cannabis under the ACMPR.

The Company will have the right of first refusal to arrange any initial public offering, reverse take-over, or other going public transaction of AB Labs or AB Ventures following closing.

On June 13, 2017, the Company also issued 1,000,000 common shares to a consultant for services with a deemed fair value of $1,192,000, as a finder’s fee for the acquisition of AB Labs and AB Ventures.

AB Laboratories Inc. and AB Ventures Inc.

The following table summarizes the change in investment in associates for the nine months ended October 31, 2017:

Nine months ended October 31, 2017
$
AB Labs
Balance, beginning of period	10,466,000
Consideration paid	1,192,000
Equity loss on investment	(8,306)
Balance, end of period	11,649,694

AB Ventures
Balance, beginning of period	2,000,000
Equity loss on investment	(24,497)
Balance, end of period	1,975,503
Total	13,625,197

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2017 and 2016
(Unaudited - in Canadian dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

		Computer	Computer	Leasehold	Manufacturing	Office	Shop
	Building	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, January 31, 2017	–	6,035	–	10,651	20,995	6,784	393,779	438,244
Additions	2,733,725	319,177	4,997	1,938	8,165	43,166	179,778	3,290,946
Balance, October 31, 2017	2,733,725	325,212	4,997	12,589	29,160	49,950	573,557	3,729,190

Accumulated depreciation
Balance, January 31, 2017	–	3,769	–	2,412	8,734	1,347	68,275	84,537
Depreciation	30,832	91,590	1,423	1,738	3,667	3,245	100,263	232,758
Balance, October 31, 2017	30,832	95,359	1,423	4,150	12,401	4,592	168,538	317,295

Carrying amounts
Balance, January 31, 2017	–	2,266	–	8,239	12,261	5,437	325,504	353,707
Balance, October 31, 2017	2,702,893	229,853	3,574	8,439	16,759	45,358	405,019	3,411,895

9.	INTANGIBLE ASSETS

	Intellectual		Meters
	property	License	Schematics	Other	Total
	$	$	$	$	$
Balance, beginning of period	1,137,285	–	8,201	14,899	1,160,385
Additions	450,920	40,640,000	–	–	41,090,920
Disposals	–	–	(8,201)	(14,899)	(23,100)
Balance, end of period	1,588,205	40,640,000	–	–	42,228,205

As at October 31, 2017, the intellectual property was not yet available for use.

10.	BUSINESS COMBINATION AND GOODWILL

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option previously announced on February 7, 2017. As a result of the Acquisition, Acreage Pharms operates as a wholly-owned subsidiary of Invictus MD.

The aggregate consideration paid by the Company to the two former Acreage Pharms shareholders was comprised of: (i) 20,000,000 common shares of the Company; (ii) $6,000,000 in cash; (iii) and 3,000,000 warrants with an exercise price of $1.50, one-third of such warrants expiring every six months after the Acquisition’s closing date of April 25, 2017.

The warrants have a fair value of $3,130,768, calculated using the Black-Scholes option pricing model assuming one-third of the warrants will expire every six months following the date the option is exercised, an average risk-free interest rate of 0.60%, an expected dividend rate of 0%, and an average expected annual volatility of 146%.

The Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis under ACMPR, or intangible asset. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

The allocation of the purchase price to the total fair value of net assets acquired is as follows:

$
Fair value of net assets acquired
Cash and cash equivalents	454
Accounts receivable	69,484
Property, plant and equipment	1,886,168
Intangible assets	40,640,000
42,596,106
Accounts payable and accrued liabilities	(66,827)
Identifiable net assets acquired	42,529,279
Goodwill	3,401,489
45,930,768

$
Consideration paid
Cash	6,000,000
Fair value of 20,000,000 common shares of the Company	36,800,000
Fair value of 3,000,000 share purchase warrants of the Company	3,130,768
45,930,768

The resulting goodwill represents the sales and growth potential of Acreage Pharms.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

11.	OTHER ASSETS

Zenalytic Laboratories Inc.

On November 18, 2016, the Company entered into an option agreement to acquire 49% of Zenalytic Laboratories Inc. ("Zen Labs"). Per the agreement, the Company is required to issue Zen Labs $300,000 in common shares at an issue price equal to the volume weighted average price of the Company for the three days prior to closing the agreement. The Company can execute the option agreement upon delivering a notice of exercise to Zen Labs on or before the date that is 45 days after Zen Labs notifies the Company that it has obtained a Section 56 Class Exemption Dealer's license from Health Canada. $45,000 will be paid to Zen Labs by way of issuance of common shares at an issue price equal to the three-day volume weighted average price of the Company's shares as consideration for the option.

On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521, pursuant to this agreement, which was recorded as other assets as at January 31, 2017. The balance was written-down to nil as at October 31, 2017.

Greentec Bio-Pharmaceuticals Corporation Group

On November 22, 2016, the Company entered into an option agreement to acquire 60% of a Medical Marijuana Cultivation License (the "Seller") located in Las Vegas, Nevada. The terms of the option allow the Company to acquire 10% of the Seller within 45 days after the Seller has obtained its final approval for cultivation from the state of Nevada inspection department. The Company has paid $150,000 in cash to secure the option. Upon issuance of the license, the Company will have the option (the "First Option") to acquire a 10% equity stake from the Seller for US$500,000 in cash plus US$1,725,000 in common shares of the Company at an issue price equal to the volume weighted average price of the Company's common share for the three trading days ending on the trading day prior to the date of the delivery of the option exercise notice. The Company has an option to purchase an additional 50% of the Seller for US$16,875,000 payable in any combination of cash and/or common shares of the Company. The option expires 183 days after the closing of the First Option.

As at January 31, 2017, the Company recorded $150,000 in other assets relating to the payment made to secure the option. The balance was written-down to nil as at October 31, 2017.

PlanC BioPharm Inc.

On January 16, 2017, the Company entered into a binding term sheet with PlanC BioPharm Inc. ("PlanC") and the shareholders of PlanC (the "Sellers") pursuant to which the Company is to acquire all of the issued and outstanding shares of PlanC and assume all of the obligations and liabilities associated with the assets of PlanC or PlanC's business.

As a fundamental inducement to the Sellers agreeing to sell the shares, the Company agreed to:

•	Raise $8,000,000 in financing to be held in escrow for the benefit of PlanC within 90 days of signing the definitive agreement; and
•

Use the proceeds of the financing (in whole or in part) to purchase the real property, construct a marijuana cultivation facility in compliance with the Access to Cannabis for Medical Purposes Regulations (the "ACMPR"), and take all commercially reasonable steps necessary to allow PlanC to obtain a cultivation license pursuant to the ACMPR for the facility from Health Canada.

In consideration for the PlanC shares, the Company shall pay the following amounts:

•	$100,000 in cash (paid) and issue 50,000 common shares (issued at a fair value of $75,000) to the Sellers as consideration for entering into the agreement;
•

$100,000 in cash and issue 100,000 common shares on the trading day immediately prior to the date on which the parties execute and deliver a definitive share purchase agreement as consideration for signing a definitive agreement;

•	200,000 common shares on the closing of the sale of PlanC’s shares to the Company;
•	300,000 common shares upon PlanC receiving an affirmation email from Health Canada to schedule the Pre-Licensing Inspection;
•	500,000 common shares upon the completion of pre-licensing inspection; and
•	5,000,000 common shares upon PlanC’s receipt of a cultivation license under the ACMPR.

As at January 31, 2017, the Company recorded $175,000 in other assets related to the consideration provided. The balance was written-down to nil as at October 31, 2017.

12.	BANK INDEBTEDNESS

As at January 31, 2017, bank indebtedness consisted of a secured line of credit for Future Harvest. The amounts were due on demand and bore interest at the Bank’s Prime Interest Rate plus 1.75% per annum. The maximum facility available was $100,000 and US$125,000. The bank indebtedness was secured by a general security agreement creating a first priority security interest in all property of Future Harvest. As at October 31, 2017, Future harvest no longer has a secured line of credit.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	January 31,
	2017	2017
	$	$
Trade accounts payable	488,990	301,874
Accrued liabilities	13,950	5,950
GST and taxes payable	5,836	1,698
Payroll liabilities	77,908	22,905
	586,684	332,427

14.	NOTE PAYABLE

As at October 31, 2017, the Company had a note payable of $nil (January 31, 2017: $2,000,000) to AB Labs pursuant to the acquisition of AB Labs (Note 7).

15.	RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal c ourse of operations. Related party transactions occur and are recorded at the amounts agreed between the parties. Key management is comprised of the Company’s directors and executive officers.

For the three and nine months ended October 31, 2017, the Company was charged $100,000 and $225,000, respectively, in management fees (2016: $15,000 and $282,375) and $500,000 in a onetime incentive payment by a company controlled by the Chairman and CEO (2016: nil). As at October 31, 2017, $40,000 remains outstanding which was recorded in accounts payable and accrued liabilities (January 31, 2017: $26,825).

For the three and nine months ended October 31, 2017, the Company paid $55,385 and $122,769, respectively, in salaries to a director of the Company (2016: nil and nil).

For the three and nine months ended October 31, 2017, the Company recognized share-based compensation of $1,035,664 and $4,587,926 respectively, related to stock options granted to key management (2016: $363,075 and $363,075).

16.	SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited number of non-voting and non-participating Class A redeemable preferred shares.

As at October 31, 2017, the Company had 80,179,306 common shares issued and outstanding (January 31, 2017: 27,839,600).

As at October 31, 2017, the Company had nil Class A preferred shares issued and outstanding (January 31, 2017: nil).

Private placements

On March 2, 2017, the Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065, of which $19,500 was recorded in subscriptions receivable. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $2.35 per share expiring on September 2, 2018. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for ten consecutive trading days. The share purchase warrants have a fair value of $3,643,661, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.68%, an expected dividend rate of 0%, and an expected annual volatility of 147%.

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash of $670,265 and partly through the issuance of 281,818 units with a fair value of $465,000. The units issued to the underwriters have the same terms as the private placement. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants with a fair value of $777,404. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

On May 24, 2017, the Company issued 18,525,000 units at $1.35 per unit for total proceeds of $25,008,750. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $1.75 per share expiring on November 24, 2018. The share purchase warrants have a fair value of $5,041,617, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.71%, an expected dividend rate of 0%, and an expected annual volatility of 138%.

As compensation, the underwriters received a commission of 5% of the gross proceeds raised and a corporate finance fee of 5% of the gross proceeds raised, paid in cash of $2,500,875.

On April 26, 2017, the Company issued 1,000,000 common shares to a consultant for services with a deemed fair value of $1,820,000, as a finder's fee for the acquisition of Acreage Pharms.

Stock option plan

The Company has adopted a rolling incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to directors, officers, employees or consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

For the three and nine months ended October 31, 2017, the Company recognized share-based compensation of $1,195,329 and $5,687,085, respectively (2016: $490,126 and $490,126).

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2016	157,500	1.58
Granted	2,350,000	1.18
Exercised	(75,000)	0.35
Forfeited	(27,500)	0.35
Cancelled	(40,000)	1.75
Outstanding, January 31, 2017	2,365,000	1.24
Granted	5,635,000	1.59
Exercised	(190,000)	0.80
Forfeited	–	–
Cancelled	(515,000)	1.43
Outstanding, October 31, 2017	7,295,000	1.51

For the nine months ended October 31, 2017, 190,000 stock options were exercised for proceeds of $152,000 (2016: nil).

The Company uses the Black-Scholes option pricing model to estimate the fair value for all share-based compensation. The weighted average assumptions used in this pricing model, and the resulting weighted average fair values per option, for the 5,635,000 options granted during the nine months ended October 31, 2017, are as follows:

(i) Risk-free interest rate	1.25%
(ii) Expected life	5 years
(iii) Volatility	81%
(iv) Dividend rate	–
(v) Fair value per option	$1.02

The following summarizes information about the stock options outstanding and exercisable as at October 31, 2017:

Outstanding			Exercisable
	Weighted			Weighted
	average	Weighted		average	Weighted
	remaining	average		remaining	average
Number of	contractual life	exercise price	Number of	contractual life	exercise price
options	(years)	$	options	(years)	$
25,000	2.5	1.50	25,000	2.5	1.50
15,000	2.7	1.50	15,000	2.7	1.50
95,000	3.7	0.35	95,000	3.7	0.35
200,000	4.0	0.92	200,000	4.0	0.92
1,495,000	4.1	1.38	1,395,000	4.1	1.38
1,100,000	4.3	1.69	1,100,000	4.3	1.69
585,000	4.3	1.88	585,000	4.3	1.88
1,200,000	4.3	1.75	1,200,000	4.3	1.75
1,195,000	4.6	1.48	900,000	4.6	1.48
1,385,000	5.0	1.34	1,385,000	5.0	1,34
7,295,000	4.4	1.51	6,900,000	4.4	1.52

Warrants

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2016	582,132	2.63
Issued	11,498,468	1.18
Exercised	(2,645,800)	0.50
Expired	(552,132)	2.50
Outstanding, January 31, 2017	8,882,668	1.40
Issued	18,006,013	1.87
Exercised	(1,513,758)	1.34
Expired	(1,030,000)	1.60
Outstanding, October 31, 2017	24,344,923	1.75

For the nine months ended October 31, 2017, 1,513,758 warrants were exercised for proceeds of $1,990,317 (2016: nil).

The following summarizes information about the outstanding share purchase warrants exercisable to acquire common shares of the Company as at October 31, 2017:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
1,000,000	1.50	April 25, 2018
4,699,795	1.75	June 1, 2018
2,060,567	0.50	June 30, 2018
4,914,565	2.35	September 2, 2018
140,909	2.35	September 2, 2018
688,039	1.65	September 2, 2018
1,000,000	1.50	October 25, 2018
9,262,500	1.75	November 24, 2018
578,548	1.75	December 1, 2018
24,344,923	1.75

Escrow shares

As at October 31, 2017, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

17.	LOSS PER SHARE

	Three months ended		Nine months ended
	October 31,			October 31,
	2017	2016	2017	2016

Weighted average number of common shares
Basic weighted average number of shares outstanding	80,133,921	9,616,973	64,288,578	6,748,317
Effect of dilutive securities, stock options and warrants	1,335,911	–	1,576,017	–
Fully diluted weighted average number of shares outstanding	81,469,833	9,616,973	65,864,595	6,748,317

Basic loss per common share
Loss for period attributed to common shareholders	$12,316,284	$606,119	$23,989,154	2,062,143
Weighted average number of shares outstanding	80,133,921	9,616,973	64,288,578	6,748,317
Loss per common share - basic	$0.15	$0.06	$0.37	$0.31

Diluted loss per common share
Loss for period attributed to common shareholders	$12,316,284	606,119	$23,989,154	2,062,143
Fully diluted weighted average number of share outstanding	81,469,833	9,616,973	65,864,595	6,748,317
Loss per common share - diluted	$0.15	$0.06	$0.36	$0.31

18.	FINANCIAL INSTRUMENTS

International Financial Reporting Standard 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level  1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level  2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level  3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Presented below is a fair value hierarchy that distinguishes the significance of the inputs used in determining the fair value measurements of various financial instruments.

		October 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	26,329,215	26,329,215	-	-

		January 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	3,463,357	3,463,357	-	-

The Company’s financial instruments include: cash and cash equivalents, accounts receivable, loans receivable, bank indebtedness, accounts payable and accrued liabilities, and note payable. The carrying value of the financial instruments approximates their fair values.

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and market risk.

19.	FINANCIAL RISK MANAGEMENT

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at October 31, 2017, the Company had working capital of $29,113,812 (January 31, 2017: $3,271,288).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its cash and cash equivalents and shareholders’ equity as capital.

20.	COMMITMENTS

The Company has three leases with respect to its premises for operations and inventory storage.

Future minimum lease payments are as follows:

$

Remainder of 2018	21,550
2019	14,550
2020 and onwards	–
36,100

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended October 31,
	2017	2016
	$	$

Interest received	106,270	–
Interest paid	619	92,800
Income taxes paid	–	–

Non-cash transactions
Fair value of accounts receivable of Acreage Pharms acquired	69,484	–
Fair value of intangible assets of Acreage Pharms acquired	40,640,000	–
Fair value of property, plant and equipment of Acreage Pharms acquired	1,886,168	–
Fair value of accounts payable and accrued liabilities of Acreage Pharms acquired	66,827	–
Fair value of share purchase warrants issued as finder's fee	881,874	–
Fair value of share purchase warrants issued for acquisition Acreage Pharms	3,130,768	–
Fair value of warrants reallocated to share capital from contributed surplus upon exercise	528,168	–
Fair value of stock options reallocated to share capital from contributed surplus upon exercise	127,575	–
Shares issued for services rendered	3,032,000
Shares issued for acquisition of Acreage Pharms	36,800,000	–
Shares issued for acquisition of Prestige Worldwide Holdings	–	88,740

Cash and cash equivalents
Cash	3,940,939	1,893,230
GIC	22,388,276	–
	26,329,215	1,893,230

Cash equivalents consist of redeemable guaranteed investment certificates (“GICs”) of $22,388,276 (January 31, 2017: $3,463,357), which have maturity dates of three months or less from the date of purchase, or are redeemable prior to maturity without significant costs or penalties.

22.	COMPARATIVE FIGURES

Certain comparative data have been reclassified to conform with the presentation of the current period. The Company has grouped together the comparative balances for certain items on the consolidated statements of financial position and certain items on the consolidated statements of operations and comprehensive loss. There is no net impact on the financial position, net comprehensive loss, cash flows or loss per share in the prior period, as a result of these reclassifications.

23.	SUBSEQUENT EVENTS

(a)

On November 6, 2017, the Company issued 150,000 incentive stock options to an officer of the Company. The stock options, of which one third will vest in three months, one third in nine months and one third in fifteen months, are exercisable for a period of five years at an exercise price of $1.19 per share. The stock options were granted under and are subject to the terms and conditions of the Company's stock option plan.